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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              YURIE SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

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                              YURIE SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

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                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                   98871Q102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                            JOHN J. MCDONNELL, ESQ.
                         SECRETARY AND GENERAL COUNSEL
                              YURIE SYSTEMS, INC.
                            8301 PROFESSIONAL PLACE
                               LANDOVER, MD 20785
                                 (301) 352-4600
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

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                                   Copies to:
                         RICHARD A. STEINWURTZEL, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                    1001 PENNSYLVANIA AVE., N.W., SUITE 800
                          WASHINGTON, D.C. 20004-2505
                                 (202) 639-7000

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated April 30, 1998 (the "Schedule 14D-9") with respect to the tender offer by Lucent Technologies Inc., a Delaware corporation ("Parent"), and Reindeer Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser"), to acquire all of the outstanding common stock, $.01 par value per share (the "Shares"), of Yurie Systems, Inc. (the "Company") at a price of $35.00 per Share, upon the terms and conditions set forth in the Offer to Purchase, dated April 30, 1998, and the related letter of transmittal. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.



ITEM 3.  IDENTITY AND BACKGROUND.



     The response to Item 3(b) is hereby amended and supplemented to add the following:



     On May 11, 1998, Parent and the Purchaser entered into two separate release agreements with Dr. Jeong H. Kim and Felice Li, releasing an aggregate of 150,000 Shares from the Stockholders Agreement, in order to permit such individuals to make certain charitable contributions. After giving effect to such releases, the remaining Shares subject to the Stockholders Agreement will continue to represent more than a majority of the outstanding Shares (determined on a fully diluted basis) and, upon the tendering of these Shares, the Minimum Condition will be satisfied.



ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.



     The response to Item 6(a) is hereby amended and supplemented to add the following:



     5. Jeong H. Kim transferred 100,000 Shares to the Jeong H. Kim Foundation as an irrevocable gift on May 11, 1998.



     6. Felice Li transferred 50,000 Shares to Father John Sweeney as an irrevocable gift on May 11, 1998.



ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED



     On May 12, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (c)(11) and is incorporated herein by reference.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.



     The response to Item 9 is hereby amended and supplemented to add the following:



Exhibit (c)(9).................  Release Agreement, dated May 11, 1998, among Parent,
                                 Purchaser and Jeong H. Kim.
Exhibit (c)(10)................  Release Agreement, dated May 11, 1998, among Parent,
                                 Purchaser and Felice Li.
Exhibit (c)(11)................  Press Release, dated May 12, 1998.

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                                 EXHIBIT INDEX





(c)(9)    Release Agreement, dated May 11, 1998, among Parent,
          Purchaser and Jeong H. Kim.
(c)(10)   Release Agreement, dated May 11, 1998, among Parent,
          Purchaser and Felice Li.
(c)(11)   Press Release, dated May 12, 1998




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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          YURIE SYSTEMS, INC.


                                          By: /s/ HARRY J. CARR


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                                            Harry J. Carr
                                            President and Chief Operating
                                              Officer


Dated: May 13, 1998